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SEC FILE NUMBER
8-67698

SEC Mail Processing

MAR 02 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northwest Financial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Spring Street, Suite 120
(No. and Street)

Herndon	VA	20170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen Benedict	703-828-0715	kbenedict@nwfllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino, LLP
(Name – if individual, state last, first, and middle name)

6 City Place Drive Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

10/20/2003	32
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Karen Benedcit, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northwest Financial Group, LLC, as of 12/31, 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN F. HALL
NOTARY PUBLIC
REG. #7376137
MY COMMISSION EXPIRES 08/31/2025
COMMONWEALTH OF VIRGINIA

Signature: ______________________

Title: SVP/FinOp

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHWEST FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE
17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2022

Page

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Northwest Financial Group, LLC
Herndon, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Financial Group, LLC (a Virginia limited liability company) as of December 31, 2022, the related statements of income, changes in membership capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Financial Group, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northwest Financial Group, LLC's management. Our responsibility is to express an opinion on Northwest Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 12-14 have been subjected to audit procedures performed in conjunction with the audit of Northwest Financial Group, LLC's financial statements. The supplemental information is the responsibility of Northwest Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Northwest Financial Group, LLC's auditor since 2016.

Armanino LLP

Armanino LLP
St. Louis, Missouri

February 27, 2023

MOORE

An independent firm associated with Moore Global Network Limited

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	391,715
Commissions and Fees Receivable		26,465
Prepaid and Other Assets		15,318
Operating Lease Right of Use Asset ,net		104,013
Total Assets	$	537,511

LIABILITIES AND MEMBERSHIP CAPITAL

CURRENT LIABILITIES:		
Accounts Payable	$	105,490
Other Accrued Liabilities		28,055
Operating Lease Liability, current		18,554
Total Current Liabilities		152,099
LONG-TERM LIABILITIES:		
Operating Lease Liability, long term		95,781
MEMBERSHIP CAPITAL:		
Invested Capital		289,631
Total Liabilities and Membership Capital	$	537,511

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:		
Commissions, concessions and fees	$	1,304,960
Interest		27
Total Revenues		1,304,987
Operating Expenses:		
Commissions		557,808
Compensation and Benefits		326,635
Office Operations		215,219
Professional Services		184,272
Miscellaneous		1,057
Total Operating Expenses		1,284,991
Net Income	$	19,996

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

	Membership			
	Units	Invested Capital	Retained Earnings	Total
Balance at December 31, 2021	1	$ 269,635	$ -	$ 269,635
Net Income	-	-	19,996	19,996
Capital Distributions	-	-	-	-
Balance at December 31, 2022	1	$ 269,635	$ 19,996	$ 289,631

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 19,996
Changes in Operating Assets and Liabilities:	
Commissions and Fees Receivable	1,929
Prepaid and Other Assets	22,530
Accounts Payable and Other Accrued Liabilities	(23,305)
Net Cash Provided by Operating Activities	21,150
Net Change in Cash and Cash Equivalents	21,150
Beginning Balance of Cash and Cash equivalents	370,565
Ending Balance of Cash and Cash equivalents	$ 391,715

The accompanying notes are an integral part of these financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company has exemptive status as a broker-dealer pursuant to SEC Rule 15c3-3, including exemptions pursuant to other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073. The Company operates as a limited business broker-dealer on its own behalf and is approved to exclusively refer securities transactions to other broker-dealers.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized within.

REVENUE RECOGNITION

Commission, concession and fee income consists of referral fees from LPL and are recorded on a trade date basis and normally settled within 30 days. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date and revenue recognized at this point of time. Any fixed amounts are recognized on the trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from NWFCU and other banks which may, at times, exceed federally insured limits.

COMMISSIONS AND FEES RECEIVABLE

Commissions and fees receivable are generally referral fees that have been earned, but not yet received. These receivables are deemed 100% collectible and management has determined that no allowance for doubtful receivables is necessary.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

LEASES

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. For operating leases, the Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or

less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company does not have any non-lease components.

INCOME TAXES

The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the FASB ASC 740 clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2023, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 18 years of age or older. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2022, the Company contributed a matching contribution up to 7% of employee compensation. No profit sharing contribution was made. Total expense for the 401(k)-profit sharing plan approximated $41,375 for the year ended December 31, 2022.

DEFERRED COMPENSATION

NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. The Company's total expense for the plan was $8,338 for the year ended December 31, 2022. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company shares office space and certain operating expenses with NWCM and NWCM's subsidiaries. The Company is charged monthly by NWCM for its share of expenses pursuant to the executed expense sharing agreement between the parties. The Company's total shared expenses with NWCM under the expense sharing agreement totaled approximately $259,658 for the year ended December 31, 2022.

Pursuant to the executed expense sharing agreement, the Company shares certain payroll related expenses with Northwest Financial Advisors LLC (NWFA), a related party through common ownership. These expenses are paid by NWFA and charged to the Company on a monthly basis. The Company's total shared expenses with NWFA totaled approximately $271,713 for the year ended December 31, 2022.

NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and other services. The Company is allocated a portion of these shared services with NWCM pursuant to the expense sharing agreement. The Company's allocation of these services totaled $6,016 for the year ended December 31, 2022.

Included in accounts payable and other accrued liabilities are amounts due to NWCM and NWFA totaling $85,786 and $39,883 respectively, as of December 31, 2022.

The Company had funds on deposit at NWFCU totaling $20,339 as of December 31, 2022.

A significant number of the Company's clients are also members of NWFCU and many of the Company's clients are referred by NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $256,862 which was $247,271 in excess of its required net capital of $9,591. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

NOTE 6: FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2022 FOCUS report filed with FINRA.

NOTE 7: LEASES

The Company has obligations as a lessee for office space with NWFCU with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments under the lease include fixed payments.

The Company had operating lease cost of $25,725 for the year ended December 31, 2022.

Other information related to leases as of December 31, 2022 was as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$22,459
Weighted average remaining lease term:	
Operating leases	6.6 years

Weighted average discount rate:

Operating leases	9%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

2023	23,242
2024	24,056
2025	24,897
2026	25,771
2027	26,674
Thereafter	45,557
Total undiscounted lease payments	$ 170,198
Less imputed interest	(55,863)
Total lease liabilities	$ 114,335

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPTIAL UNDER RULE 15C3-1
SCHEDULE I
AS OF DECEMBER 31, 2022

AGGREGATE INDEBTEDNESS:	
Compensation payable	$ 11,829
Other accounts payable and accrued liabilities	93,661
Staff bonus accrual	16,242
Lease liability greater than ROU asset	10,322
Annual leave accrual	11,813
Total aggregate indebtedness	$ 143,867
NET CAPITAL:	
Total membership capital from the Statement of Financial Condition	$ 289,631
Deductions:	
Nonallowable assets:	
Accounts receivable	$ 17,451
Prepaid assets	12,518
Other assets	2,800
Total non allowable assets	32,769
Net capital	$ 256,862
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$ 9,591
Excess net capital at 1,500%	$ 247,271
Excess net capital at 1,000%	$ 242,475
Ratio of aggregate indebtedness to net capital	0.56 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2022

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE II
DECEMBER 31, 2022

This computation is not applicable to Northwest Financial Group LLC, as the Company, which is an introducing broker-dealer, qualifies for exemption under Rule 15c3-3, including exemptions pursuant to other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073, at December 31, 2022.

NORTHWEST FINANCIAL GROUP LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE III
DECEMBER 31, 2022

Information relating to possession or control requirements is not applicable to Northwest Financial Group LLC, as the Company, which is an introducing broker-dealer, qualifies for exemption under Rule 15c3-3, including exemptions pursuant to other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073, at December 31, 2022.

Northwest Financial Group, LLC

Independent Accountant's Review Report
on Management's Assertion Pursuant to
Exemption From 17 C.F.R. §240.15c3-3 (k)

December 31, 2022

armanino

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Northwest Financial Group, LLC
Herndon, Virginia

We have reviewed management's statements, included in the accompanying Northwest Financial Group LLC Exemption Report pursuant to SEC Rule 17a-5, in which (1) Northwest Financial Group, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company conducts appropriate limited business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year except as described in Northwest Financial Group, LLC's exemption report.

Northwest Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Armanino LLP

Armanino LLP
St. Louis, Missouri

February 27, 2023

NORTHWEST
FINANCIAL GROUP

Northwest Financial Group LLC Exemption Report

Northwest Financial Group, LLC

200 Spring Street Suite 120 Herndon, VA 20170

703-810-1072

SEC Registration Number 8-67698

FINRA Registration Number (CRD): 145064

Northwest Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 F.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limited its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Northwest Financial Group, LLC

I, Karen Benedict, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Karen Benedict

Title: SVP/FinOp

February 27, 2023

Northwest Financial Group, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

December 31, 2022

armanino

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
Northwest Financial Group, LLC
Herndon, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Northwest Financial Group, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Armanino LLP

Armanino, LLP
St. Louis, Missouri

February 27, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67698 FINRA Dec

NORTHWEST FINANCIAL GROUP LLC
200 SPRING STREET STE 120
HERNDON, VA 20170-5292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Benedict 703-810-1072

2. A. General Assessment (item 2e from page 2) — $1957.48

   B. Less payment made with SIPC-6 filed (exclude interest) — (1077.53)
   07-27-22
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) —

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $879.95

   G. PAYMENT: √ the box
   Check mailed to P.O. Box [✔] Funds Wired [ ] ACH [ ]
   Total (must be same as F above) $879.95

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NORTHWEST FINANCIAL GROUP LLC
(Name of Corporation, Partnership or other organization)

Karen Benedict
(Authorized Signature)

SVP INVESTMENTS
(Title)

Dated the 8 day of February, 2023

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,304,986
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$1,304,986
2e. General Assessment @ .0015	$1957.48
	(to page 1, line 2.A.)